EXHIBIT 1.2

AMENDED ENGAGEMENT LETTER

September 27, 2012

Ministry Partners Investment Company, LLC

915 W. Imperial Highway

Suite 120

Brea, CA 92821

Attention:	Bill Dodson
President/CEO

Ladies and Gentlemen:

This letter (this “Amendment III”) amends our letter agreements (the “Agreement”) dated as of May 16, 2011 and May 22, 2012 as follows:

1. Section 2.(a) of the Agreement is amended and restated as follows:

“As compensation for the Manager’s services hereunder, the Manager shall be paid in cash the following fees: (i) a financial advisory fee of $50,000 which shall be payable as follows: $25,000 will be due and payable upon the execution of this letter agreement and $25,000 will be due and payable upon commencement of the Offering (the “Advisory Fee”); (ii) a fee equal to 0.50% of the gross dollar amount received pursuant to the Offering for new sales of Class A Notes made to investors that have not previously invested in the Class A Notes; and (iii) a fee equal to .25% of the gross amount received for the sale of any Class A Note made to existing investors that purchase a new Class A Note.  For the purposes of the foregoing, “existing investor” means an investor who was a holder of a Class A Note at the time of, or within the immediately preceding thirty days of, the date of purchase.

When determining the fees payable to Kendrick for serving as the managing placement agent for the Offering, the commission fees payable to Kendrick upon the sale of a Class A Note to a new investor and for sales made to existing investors that renew their investment in a Class A Note will be credited against the Advisory Fee at the rate of $1.00 for each $2.00 of commissions earned. In each case, commissions payable to Kendrick shall be due and payable to the Manager upon each closing made under the Offering. Once the amount of commission fees credited against the Advisory Fee for sales of Class A Notes made under Section 2.(a)(ii) and (iii) of this Agreement totals $50,000, Kendrick shall be entitled to receive 100% of the fees specified in Section 2.(a)(ii) and (iii) of the Agreement. For example, in the event that $1,000,000 and $5,000,000 in Class A Notes are sold to new and existing investors in the Class A Notes, respectively, before the Advisory Fee has been fully credited against commissions otherwise payable, Kendrick would be entitled to receive the following commissions:

($1,000,000 x .50%) x 50% = $2,500

($5,000,000 x .25%) x 50% = $6,250

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The parties hereto further agree that any fees due to the Manager for sales of Variable Series Notes under the Offering shall be based upon the incremental increase in an investment in such Variable Series Notes made by an investor. The fees payable to Manager and commissions payable to selling group members, which may include the Manager, shall be set forth in a Placement Agency Agreement, similar in form and content to the agreement attached hereto as Exhibit A, to be negotiated and mutually agreed upon by the parties hereto.

The parties hereby agree that the prospectus in the Company’s Registration Statement filed on June 24, 2011, as amended and supplemented (the “Prospectus”) correctly sets forth a description of the Manager’s compensation in connection with the Offering.  Should there be any inconsistency between this letter agreement and the Prospectus regarding such compensation, the description in the Prospectus shall govern.

2. In the event Kendrick acts as the selling agent for a sale of Class A Notes made to an investor that has not previously invested in the Class A Notes, Kendrick shall also be entitled to receive a selling commission payable in accordance with the terms and conditions of the Managing Placement Agency Agreement set forth as Schedule I to the Agreement.

3. Unless otherwise amended by this Amendment III, all other terms and conditions of the Agreement, as previously amended, shall remain in full force and effect.

If the foregoing is in accordance with your understanding, please sign and return to us two counterparts hereof.

Very truly yours,

/s/ Russell L. Hunt

Russell L. Hunt

Chief Executive Officer

Kendrick Pierce & Company Securities, Inc.

Accepted as of the date hereof:

/s/ Billy M. Dodson

Bill Dodson

President/CEO

Ministry Partners Investment Company, LLC

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